UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual fiscal period ended: June 30, 2022

Epilog Imaging Systems, Inc.
(Exact name of issuer as specified in its charter)

Delaware	27-2957582
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 E. Santa Clara Street, Suite 600

San Jose, CA 95113

(Full mailing address of principal executive offices)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semiannual report, the term “Epilog,” “we,” “us” “our” or “the company” refers to Epilog Imaging Systems, Inc., a Delaware corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical facts. Forward-looking statements may be identified by the use of forward-looking terminologies, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict, and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six month period ended June 30, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Epilog was originally founded as Biotronix Corporation in 2010 as a Delaware holding company. It changed its name to Epilog Imaging Systems, Inc. on July 27, 2015, at which point it began operations.

Epilog develops advanced robotics and computer vision technology to help humans with repetitive tasks. Specifically, the company develops artificial intelligence (“AI”) vision products related to automobiles, self-driving, and the transportation industry.

The company is seeking to bring human-quality, AI-based vision driver-assistance technology to millions of cars already on the road today (mobile solutions) as well as queue management systems for monitoring the flow of people and vehicles (stationary solutions). The company’s products offer high image quality AI in the form of compact and cost-efficient devices. Epilog products were designed for and best suited to monitoring large spaces such as highways, transportation hubs, parking lots, and arenas.

Epilog’s unique vision technology can see the world around us with an estimated 10x-100x better cost-performance than other systems on the market today. The technology has nine patents granted and several others pending. The company believes that it has an estimated 10-year lead over competing companies.

Epilog technology currently addresses three main markets in which to deploy its human-level AI vision systems, listed in order of importance:

•	Autonomous vehicles (driver assistance)

•	Queue management (flow of people and vehicles)

•	Super-resolution imaging (Sports & entertainment, remote inspection)

2

Beginning in the first quarter of 2021, Epilog started production of its first queue management product, Wellcome, a patent-pending remote body temperature measuring device. Wellcome was test-marketed for use in restaurants, hotels, medical offices, and other small to medium size businesses. Further development of Wellcome is pending the following changes in the market conditions:

•	Completion of patent application processing by the USPTO.

•	An increase in production of certain components required to build Wellcome.

•	Development of additional software for heart monitoring and oxygen level sensing.

•	An increase in labor supply, in particular software engineers with AI experience.

The development of the Luma concept into “CloseView” is pending the following changes in the market conditions:

•	An increase in the production of certain components required to build CloseView.

•	An increase in labor supply, in particular software engineers with AI experience

•	Development of additional software.

The company has decided to focus available resources on it’s self-driving product, SideCar. We currently intend to complete development of Wellcome and Closeview for licensing purposes to third party(ies) only, pending availability of additional resources.

We have procured key components for and have prioritized the production of 1000 units of SideCar as of Q4 2022. We are currently offering the:

•	Luma evaluation system (“EVK”)

•	SideCar at a price of $999.

The company is accepting SideCar reservations, SideCar is expected to be commercially available in 2023. SideCar is an extremely complex product. Similar systems (for example the Tesla Autopilot Driver Asssitance System) has been in development and testing for almost eight years. The company has not yet generated signifcant revenues from sales, but expects to begining in 2023.

Development initiatives for Sidecar

•	Pre-production hardware and software is ready as of Q4 2022.

•	SideCar to support Toyota’s best-selling models (Corolla, RAV4 and Highlander).

•	Integration and compatibility testing with Toyota and Honda vehicles completed.

•	Remote connectivity functions via an iPhone app to help monitor the vehicle in development.

•	Remote connectivity functions via an iPhone app to provide control functions is in development.

3

To date we have accomplished the following:

•	8 patents approved and others pending.

•	Created a production-ready model in partnership with Jabil Optics and in collaboration with several large automotive manufacturers.

•	Completed the bulk of development and test-marketed the Wellcome, health monitoring system.

•	Have developed a concept for CloseView (Luma v2.0).

•	Completed the bulk of development for SideCar and have started production for 1000 units as of Q4 2022.

Operating Results

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Epilog generated $0 in revenues for the Six Months Ended June 30, 2021 (“Interim 2022”) compared to $0 for the Six Months Ended June 30, 2021 (“Interim 2021”).

In 2021 the company transitioned from research and development to beginning production and preparing for product sales and support.

The operating expenses currently consist of: (i) advertising and promotion, (ii) general and administrative costs, (iii) payroll expenses, (iv) professional fees, (v) research and development, and (v) depreciation and amortization. Operating expenses totaled $488,055 for Interim 2022, compared to $266,521 for Interim 2021, an increase of 83%. The increase was primarily due to increases in: (i) advertising and promotion of approximately $10,000 (ii) payroll expense of approximately $185,000, and (iii) research and development of $25,000. These increases were due to the expenses related to conducting our offerings of securities, promoting our products and payroll increases due to hiring new management personnel.

As a result of the foregoing, the company generated a net loss of $489,225 for Interim 2022 compared to a net loss of $267,765 for Interim 2021.

Liquidity and Capital Resources

Starting on March 28, 2021, the company commenced its initial Regulation A offering. The Regulation A offering consisted of Common Stock. The offering closed on December 17, 2021.  As of December 31, 2021, the company has sold 1,998,091 shares of Common Stock at a price of $1.40 per share, including 133,936 bonus shares, for a total of $2,601,111 less issuance costs of $702,508. Further, the financial statements and related notes included in this semiannual report only reflect a portion of the proceeds received, and that due to processing delays, securities subscribed for prior to the offering close on December 17, 2021 were not received until as late as August 2022.

The company’s current capital resources come from investments and contracts. Most company employees continue to receive a significant part of their compensation as equity payments to conserve cash for research & development, product development, and new fundraising activities.

The company maintains a relatively low overhead. As the company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed.

The company has conducted a successful crowdfunding campaign that has made cash available for the purpose of initial product deliveries.

On June 30, 2022, the company’s cash on hand was $1,420,747, with total assets of $1,420,747. The amount of cash on hand was due to the infusion of new capital from the Regulation A offering. As of December 31, 2021, the company’s cash on hand was $1,256,284, with total assets of $1,256,284.

4

As of June 30, 2022 and December 31, 2021, the company had total liabilities of $506,977 and $461,809,  respectively. The largest component of company liabilities is shareholder advances which were previously used to assist with the costs of operations. On June 30, 2022, and December 31, 2021, the amount of advances outstanding is $227,525 and $227,525, respectively.

The company has recorded losses since inception, and as of June 30, 2022, had an accumulated deficit of $2,621,340 compared to an accumulated deficit of $2,132,115 as of December 31, 2021.

The company plans to continue additional fundraising through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Recent Offerings of Securities and Outstanding Debt

On January 22, 2021, the company issued a total of 17,667 shares of common stock priced at $0.75 per share for a total of $13,250.25 to two individuals in lieu of services for production of Epilog Reg A+ campaign video.

On February 1, 2021, we issued 42,962 shares from our Reg CF offering valued at $0.75 per share for a total of $31,255 associated with shares to be issued as of December 31, 2020.

On March 28, 2021, the company launched its Reg A+ campaign on Start Engine. The company closed its Regulation A offering on December 17, 2021.

For the year ended December 31, 2021, the company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,601,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.

On July 5, 2022, the company issued an additional 1,125 of its Common Stock to StartEngine with a fair value of $844 in conjunction with its securities offering.

On July 5, 2022 the company issued 38,588 of its Common Stock to StartEngine with a fair value of $54,203 in conjunction with its Reg A+ securities offering.

As of August 22, 2022, the Company issued an additional 545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering for $714,813 including cash proceeds of $617,794 net of issuance costs of $97,020.

Property

On January 1, 2022, the company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2002 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December, 31, 2023.

5

Trend Information

•	Market data suggest both young and older consumers have a preference towards driving less or not at all, SideCar directly addresses these preferences.

•

WellCome was designed by the company as a digital health assistance system in response to COVID-19, which we expect to continue to be a long-term need although COVID-19 ended according to government sources as of September 19, 2022.

•	COVID-19 has had a significant and disrupting effect on the global availability of semiconductor components, and this is expected to be a continuing trend negatively impacting the automotive industry.

•	According to US DOT traffic volume, as of March 2022 traffic volume has recovered to pre-COVID levels.

•

CloseView assists with reducing the laborious task of managing people and vehicles in large spaces. The company believes that the need for more efficiently managing people and vehicles in large spaces is a trend that will continue to grow. With shifting priorities (to SideCar) We expect development on CloseView will be completed in the 2025 time frame.

Specifically, the company believes the following consumer trends contribute to the successful launch of SideCar, CloseView, and WellCome:

•	Businesses prefer to assign repetitive tasks to machines; this saves labor costs, improves efficiency and consistency.

•	Increasing trends of urbanization mean extended commute times and traffic jams; all this favors driver assistance systems (self-driving) in the long term.

•	According to kbb.com the estimated average transaction price for a light vehicle in the US was $37,876 in February 2020, an increase of 30% compared to 2010.

•	Advanced driving features are increasingly being bundled with electric cars. Not everyone wants an electric car, and most everyone stuck in traffic jams could use driver assistance.

Item 2.

OTHER INFORMATION

None.

6

Item 3. Financial Statements

EPILOG IMAGING SYSTEMS, INC.

Unaudited Financial Statements

June 30, 2022

7

EPILOG IMAGING SYSTMS, INC.

CONDENSED CONSOLIDATED BALANCES SHEETS (UNAUDITED)

	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,420,747	$1,256,284
TOTAL CURRENT ASSETS	1,420,747	1,256,284
FURNITURE AND EQUIPMENT, NET	61,731	63,548
SECURITY DEPOSIT	2,170	2,170
INTANGIBLE ASSETS, NET	302,269	290,118
RIGHT OF USE ASSET	46,570	-
TOTAL ASSETS	$1,833,487	$1,612,120

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$117,132	$119,912
Accrued interest, related party	100,059	98,921
Advances, related party	15,451	15,451
Notes payable, related party	227,525	227,525
Lease liability obligation, current portion	30,420	-
TOTAL CURRENT LIABLITIES	490,587	461,809
Lease liability obligation, long term	16,390	-
TOTAL LIABILITIES	506,977	461,809
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred Stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common Stock, $0.0001 par value; 25,000,000 shares authorized; 16,303,725 and 15,743,647 shares issued and outstanding	1,630	1,574
Additional paid-in capital	3,946,220	3,380,852
Subscriptions receivable	-	(100,000)
Shares to be issued	-	-
Accumulated deficit	(2,621,340)	(2,132,115)
TOTAL STOCKHOLDERS’ EQUITY	1,326,510	1,150,311
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,833,487	$1,607,120

The accompanying footnotes are an integral part of these unaudited financial statements.

F-1

EPILOG IMAGING SYSTMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

	Six months ended June 30,
	2022	2021
Revenue	$-	$-
Cost of goods sold	-	-
GROSS PROFIT	-	-

OPERATING EXPENSES
Advertising and promotion	36,226	25,474
Auto and travel	9,504	7,526
General and administrative expense	15,437	7,110
Insurance	4,741	175
Payroll expense	260,819	74,339
Professional fees	48,729	91,084
Occupancy and facility	51,390	27,058
Research and development	46,618	19,665
Depreciation and amortization	14,591	14,090
TOTAL OPERATING EXPENSES	488,055	266,521
NET LOSS FROM OPERATIONS	(488,055)	(266,521)
OTHER INCOME (EXPENSE)
Interest expense	(1,170)	(1,244)
TOTAL OTHER INCOME (EXPENSE)	(1,170)	(1,244)
NET LOSS BEFORE INCOME TAX	(489,225)	(267,765)
Provision (benefit) for income tax	-	-
NET LOSS	$(489,225)	$(267,765)
Basic and diluted loss per share	$(0.03)	$(0.02)
Basic and diluted weighted average shares outstanding	16,029,324	13,749,901

The accompanying footnotes are an integral part of these unaudited financial statements.

F-2

EPILOG IMAGING, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six months ended June 30, 2022 and 2021

	Common stock
	Shares issued	Par value $0.0001 per share	Additional paid in capital	Subscriptions receivable	Shares to be issued	Accumulated deficit	Total shareholders’ equity
BALANCE, December 31, 2020	13,684,927	$1,365	$1,428,479	$(90,534)	$31,255	$(1,069,855)	$300,710
Common shares issued-Reg CF	42,962	4	31,251	-	(31,255)	-	-
Common shares issued for cash	1,998,091	79	1,029,787	(166,892)	-	-	862,974
Issuance costs	-	-	(323,500)	90,534	-	-	(232,966)
Shares issued for services	17,667	2	13,323	-	-	-	13,325
Net loss	-	-	-	-	-	(267,765)	(267,765)
BALANCE, June 30, 2021	15,743,647	$1,450	$2,179,340	$(166,892)	$-	$(1,337,620)	$676,278

BALANCE, December 31, 2021	15,743,647	$1,574	$3,380,852	$(100,000)	$-	$(2,132,115)	$1,150,311
Common shares issued for cash	532,487	53	681,519	100,000	-	-	781,572
Issuance costs	-	3	(116,151)	-	-	-	(116,148)
Net loss	-	-	-	-	-	(489,225)	(489,225)
BALANCE, June 30, 2022	16,276,134	$1,630	$3,946,220	$-	$-	$(2,621,340)	$1,326,510

The accompanying footnotes are an integral part of these unaudited financial statements.

F-3

EPILOG IMAGING SYSTMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(489,225)	$(267,765)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization	14,591	14,090
Amortization of right of use asset	14,337
Shares issued for services	-	13,325
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	(30,825)	21,358
Accrued liabilities, related party	(26,907)	1,204
Net cash used by operating activities	(489,984)	(217,788)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(6,383)	(11,073)
Patent filings	(18,542)	-
Net cash used by investing activities	(24,925)	(11,073)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of issuance costs	693,469	630,008
Lease principal payments	(14,097)	-
Net cash provided by financing activities	679,372	630,008
Net increase in cash and cash equivalents	164,463	401,147
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,256,284	376,482
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,420,747	$777,629

The accompanying footnotes are an integral part of these unaudited financial statements.

F-4

EPILOG IMAGING SYSTEMS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. (“the Company”) was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

On July 12, 2021 Epilog formed a new wholly-owned subsidiary, Aperis, LLC (“Aperis”),  a California limited liability company. Aperis was established to differentiate the branding for the Company’s queue management products, distinguishing it from the self-driving technology of Epilog Imaging Systems, Inc.

Basis of Presentation and Significant Accounting Policies

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2022, and its results of operations for the six months ended June 30, 2022, and 2021, and cash flows for the six months ended June 30, 2022 and 2021. The condensed consolidated balance sheet at December 31, 2021, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. Operating results for the six-month period ended June 30, 2022, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2022.

These unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). These unaudited interim financial statements should be read in conjunction with the annual audited financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on November 1, 2022.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to U.S. GAAP and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Aperis, LLC.  All intercompany balances and transactions are eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the 2021 financial statements to conform to the 2022 presentation.  These reclassifications have no effect on the results of operations, shareholders’ equity and cash flows as previously reported.

Earnings per share

Basic Earnings Per Share (“EPS”) is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants and other convertible instruments.

At June 30, 2022, the Company had outstanding common shares of 16,303,725 used in the calculation of basic earnings per share.  Basic weighted average common shares and equivalents for the six months ended June 30, 2022 were of 16,029,324. As of June 30, 2022, there was no outstanding instruments that could be dilutive and diluted weighted average common shares and equivalents were withheld from the calculation as they were considered anti-dilutive.

F-5

EPILOG IMAGING SYSTEMS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

Leases:

The Company determines if an arrangement is a lease, or contains a lease, at the inception of an arrangement. If the Company determines that the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or finance lease. Operating and finance leases result in recording a right-to-use (“RTU”) asset and lease liability on the consolidated balance sheets. RTU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease RTU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For purposes of calculating operating lease RTU assets and operating lease liabilities, the Company uses the non-cancellable lease term plus options to extend that it is reasonably certain to exercise. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected not to recognize RTU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. The Company has elected not to separate lease and non-lease components for any class of underlying asset.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $2,621,340 through June 30, 2022 and net loss of $489,225 for the six months ended June 30, 2022. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Recent Accounting Pronouncements:

Accounting Standards Updates Adopted

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The update contains a number of provisions intended to simplify the accounting for income taxes. Adoption of this update on January 1, 2021 had no impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

Leases: In February 2016, FASB issued ASU. 2016-02: Leases (Topic 842) which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company will adopt the new standard effective January 1, 2022 using a modified retrospective method and will not restate comparative periods. The Company expects to elect the ‘package of practical expedients,’ which permits the Company not to reassess under the new standard the Company’s prior conclusions about lease identification, lease classification and initial direct costs. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on the Company’s balance sheet for its real estate operating leases; and (2) providing significant new disclosures about the Company’s leasing activities.

The Company is reviewing the effects of following recent updates. The Company has no expectation that any of these items will have a material effect upon the financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

F-6

EPILOG IMAGING SYSTEMS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

NOTE 2 – PLANT AND EQUIPMENT

	June 30, 2022	December 31, 2021
Furniture and equipment	$90,936	$73,710
Vehicle	34,434	-
Warehouse equipment	9,902	9,902
Leasehold improvements	5,000	9,902
Total property and equipment	140,272	83,612
Less accumulated depreciation	(78,541)	(60,222)
PROPERTY AND EQUIPMENT, NET	$61,731	$23,390

For the six months ended June 30, 2022 and 2021, the company acquired additional equipment at a cost of $6,383 and $11,073, respectively.  Depreciation expense for the six months ended June 30, 2022 and 2021, was $8,200 and $2,590, respectively.

NOTE 3 – INTANGIBLE ASSETS

			June 30,	December 31,
Description	Number	Grant date	2022	2021
Patents granted
Compound dome camera assembly	7-274-381	9/25/2007	$137,707	$137,707
Super resolution imaging and tracking system	6-833-843	12/21/2004	140,842	140,842
High density storage system	7-573-715	8/11/2009	134,027	134,027
Super resolution binary imaging and tracking system	9-137-433	9/15/2015	10,811	10,811
Compound dome camera assembly	9-485-395	9/1/2016	37,556	37,556
Compound dome camera assembly	10-148-916	12/4/2018	15,959	15,959
Super resolution binary imaging and tracking system	10-348-963	7/9/2019	32,367	32,367
Super resolution imaging and tracking system	10-404-910	9/3/2019	24,855	24,855
Automated digital magnifier system with hand gesture controls	10-599-920	3/24/2020	7,888	7,888
Method and apparatus for obtaining enhanced resolution images	10-924-668	2/16/2021	32,755	32,755
Total - Patents granted			574,767	574,767
Trademark - Quantum Definition		2/2/2017	3,306	3,306
Total - Patents and trademarks granted			578,073	578,073
Patents and trademarks pending			82,257	63,715
Other intangible assets			22,000	22,000
Less accumulated amortization			(380,061)	(373,670)
INTANGIBLE ASSETS, NET			$302,269	$290,118

F-7

EPILOG IMAGING SYSTEMS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

Amortization expense for the six months ended June 30, 2022 and 2021, was $6,390 and $11,500, respectively. Other intangible assets in the table above consist of the purchase of the website and the company name.  Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

NOTE 4 – RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2022, the Company signed a lease for its office and facilities located in Santa Cruz, California for a two year term.  Monthly lease payments start at $2,697 and escalate to $2,777 in year two.  Upon signing the lease, the Company recognized a lease liability and a right of use asset of $60,907 based on the two year payment stream discounted using an incremental borrowing rate of $7.96%.  At June 30, 2022, the remaining lease term is 1.5 years.  As of June 30, 2022 total future lease payments is as follows:

Schedule of lease obligations:
Year ending June 30, 2023	32,844
Year ending June 30, 2024	$16,662
Total	49,506
Less imputed interest	(2,714)
Net lease liability	46,792
Current portion	(30,402)
Long-term liability	$16,390

NOTE 5 – COMMITMENTS AND CONTINGENCIES

On September 14, 2020 the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place. For the year ended December 31, 2021, the board of directors approved to allocate an additional 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place.   At such time as a company stock option plan is adopted and specific terms have been communicated to recipients, the fair value of the options granted shall be calculated using the Black-Scholes model with inputs including term of stock options (in years), exercise price, vesting conditions and risk-free rate.

On April 1, 2020 Epilog entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The original term of the lease was April 1, 2020 through April 31, 2021 at the rate of $2,170 per month. On August 1, 2020 the lease was revised to include some additional space and extended through Dec 31, 2021. The new monthly rate effective August 1, 2020 is $2,470 per month and will increase to $2,544 per month on May 1, 2021. For the years ended December 31, 2021 and  December 31, 2020, the Company recognized rent expense of $20,272, respectively

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December 31, 2023 (Note 4).

F-8

EPILOG IMAGING SYSTEMS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

For the six months ended June 30, 2022, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $5,500 per month for the period commencing May 15, 2021 and ending June 30, 2022.   For the six months ended June 30, 2022, the company expensed $27,000 related to the lease.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. At June 30, 2022 and December 31, 2021, the amount of advances outstanding is $227,525 and is recorded under ‘notes payable related party’ on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at June 30, 2021 and December 31, 2021 was $100,059 and $98,921, respectively.

For the year ended December 31, 2021, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $5,500 per month for the period commencing May 15, 2021 and ending June 30, 2022 (Note 5).  The officer utilizes a room in the premises for his personal use.  The remainder of the premises and garage area are utilized for Company business.   For the year ended December 31, 2021, the company expensed $33,000 related to the lease.

NOTE 7 – STOCKHOLDERS’ EQUITY

Common stock

The Company is authorized to issue 25,000,000 shares of common stock at $0.0001 par value.

Preferred stock

The Company’s Articles of Incorporation authorize 5,000,000 shares of $0.0001 par value Preferred Stock available for issuance with such rights and preferences, including liquidation dividend, conversion and voting rights, as the Board of Directors may determine.

On January 22, 2021 the company issued a total of 17,667 shares of common stock priced at 75 cents a share to two individuals in lieu of services for production of Epilog Reg A+ campaign video.

On February 1, 2021 we issued 42,962 shares from our Reg CF offering valued at $.75 per share for a total of $31,255 associated with shares to be issued as of December 31, 2020.

Between March 1, 2021 and March 14, 2021, the company conducted it’s Reg A+ TTW campaign, on CNN, NFL NET, BLOOMBERG networks.

On March 11, 2021, the company entered an escrow services agreement with Prime Trust, LLC. Prime Trust serves as a third-party escrow agent for subscribers to the Epilog Regulation A+ offering, up to a maximum of 5,000,000.

On March 16, 2021, the company completed filing of registration to sell shares in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri. Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, U.S. Virgin Islands and Puerto Rico.

On March 28, 2021, the company launched its Reg A+ campaign on Start Engine.

For the year ended December 31, 2021, the company entered a series of zero-interest loan agreements with StartEngine Primary, LLC totaling $299,593 to cover the costs of  advertising and promotion services.  All marketing loans were repaid as of December 31, 2021.

F-9

EPILOG IMAGING SYSTEMS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2022 and 2021

For the year ended December 31, 2021, the Company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,601,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.

As of December 31, 2021 and 2020, the Company had shares to be issued of $Nil and $29,974, respectively.

As of December 31, 2021 and 2020, the Company had outstanding stock subscriptions receivable of $100,000 and $90,534, respectively.

On January 25, 2022, the Company issued 27,591 of its Common Stock to StartEngine with a fair value of $20,693 in conjunction with its Reg CF securities offering.

NOTE 8 – SUBSEQUENT EVENTS

On July 5, 2022, the Company issued an additional 1,125 of its Common Stock to StartEngine with a fair value of $844 in conjunction with its securities offering

On July 5, 2022 the Company issued 38,588 of its Common Stock to StartEngine with a fair value of $54,203 in conjunction with its Reg A+ securities offering.

As of August 22, 2022, the Company issued an additional 545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering (Note 6) for $714,813 including cash proceeds of $617,794 net of issuance costs of $97,020.

In accordance with ASC 855, the Company has analyzed its operations subsequent to June 30, 2022 through November 9, 2022, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

F-10

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
1.1	Issuer Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 1.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
2.1	Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on October 1, 2020)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on December 14, 2020)
6.1	Lease Agreement dated January 1, 2022 (incorporated by references to Exhibit 6.1 to the Form 1-K filed on November 1, 2022).
6.2	Epilog and Jabil Ultimax Prototype Statement of Work dated September 12, 2018 (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on October 1, 2020)
8.1	Escrow Agreement (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A filed on October 1, 2020)

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, State of California, on November 17, 2022.

Epilog Imaging Systems, Inc.

/s/ Michael Mojaver

By Michael Mojaver
CEO of Epilog Imaging Systems, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael Mojaver

Michael Mojaver, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: November 17, 2022

9